UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 7, 2014

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On July 7, 2014, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that on June 23, 2014, in arbitration proceedings currently pending between the Company and Ironridge Global IV, Ltd. (“Ironridge”), the Company filed claims against Ironridge for breach of contract, fraudulent inducement of contract and fraud, securities market manipulation and misrepresentation in violation of United States federal securities laws, unjust enrichment, and violation of 15 U.S.C. 78p(b), seeking disgorgement of short-swing profits, damages in excess of $25 million, punitive damages in excess of $100 million, and reimbursement of legal costs and the costs of the arbitration. The Company has also requested that the arbitration tribunal declare that the agreement between the Company and Ironridge is terminated and/or void ab initio, and that Ironridge has no entitlement to the issuance of additional common shares of the Company. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated as of July 7, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2014

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer